UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA/A

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

SMART DECISION, INC.

(Exact name of issuer as specified in its charter)

Wyoming	82-3182235
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1825 CORPORATE BLVD NW. SUITE 110

BOCA RATON, FL 33431

(Full mailing address of principal executive offices)

(877) 267-6278

(Issuer’s telephone number, including area code)

EXPLANATORY NOTE:

In connection with the review of the unaudited condensed financial statements of Smart Decision, Inc., a Wyoming corporation (the “Company”), for the period ended June 30, 2020, management determined that it had incorrectly accounted for its derivative liabilities, and did not properly account for other transactions such as the amortization of debt discounts, the recording of shares issued for services, and other miscellaneous adjustments. Accordingly, the Company restated its unaudited condensed financial statements to include such adjustments, which is included in this Amendment No. 1 to the Company’s Report on Form 1-SA for the period ended June 30, 2020 (the “Amendment”).

Accordingly, the Company’s unaudited condensed balance sheet at June 30, 2020 and the condensed statements of operations, statement of shareholders’ deficit and statement of cash flows for the six months ended June 30, 2020 have been restated herein.

The Company is filing the Amendment to the original filing to:

(i)	Amend and restate Item 1— Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial to include the adjustments discussed above;

(ii)	Amend and restate Item 3—Financial Statements for the six months ended June 30, 2020 to include the adjustments outlined above;

(iii)	Correct certain typographical errors and other wording contained in the original filing.

Please see Note 10 - Restatement contained in the Notes to Unaudited Condensed Financial Statements.

This Amendment speaks as of the date of the original filing and does not modify or update in any way the disclosures made in the original filing, except as required to reflect the revisions discussed above.

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Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Semiannual Report on Form 1-SA. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the section titled “Cautionary Statement regarding Forward-Looking Statements” and elsewhere in this Semiannual Report on Form 1-SA. Please see the notes to our Financial Statements for information about our Significant Accounting Policies and Recent Accounting Pronouncements.

Overview

Smart Decision, Inc. was incorporated on September 5, 2017 and commenced operations immediately thereafter. We are still in the research development stage of our business, aiming to develop and sell an application for consumers to be able to select the right LED bulb/fixtures. By selecting the right product the first time it dramatically cuts down on product returns for retailers and creates a positive purchasing experience for the consumer. The Company plans to develop additional algorithms for other consumer categories in the future.

In addition to our LED Smart Decision algorithm, we have started to develop an algorithm for the Cannabidiol (“CBD”) market. As with the LED Lighting market, CBD is exhibiting strong growth in the consumer sector. At the same time, there is quite a bit of confusion for the consumer, in terms of what CBD product(s) would suit their needs best. CBD is affecting industries as diverse as cosmetics, food and beverage and pharmaceuticals.

In the past few years, CBD has generated considerable headlines as it has become increasingly integrated into mainstream society. BDS Analytics and Arcview Market Research project that the collective market for CBD sales in the United States will surpass $20 billion by 2024. This forecast is a slight increase from the recent forecast made by New York-based investment bank Cowen & Co., which estimated that the market could generate more than $15 billion by 2025.

The forecasts take into account products sold through licensed dispensaries, pharmaceuticals and in the general market retail, which includes cafes, smoke shops, grocery stores, and pharmacies. However, BDS Analytics predicts that the majority of CBD product sales will soon occur in general retail stores instead of cannabis dispensaries. CBD product sales in dispensaries since 2014 have grown at an even faster rate than overall sales in dispensaries. Furthermore, CBD consumers are an average age of 40.

We look to introduce our patent-pending CBD algorithm by the first quarter of 2020.

Going Concern

The accompanying unaudited condensed financial statements are prepared assuming the Company will continue as a going concern. At June 30, 2020, the Company had a stockholders’ deficit of $5,315,470 and a working capital deficiency of $5,315,470. For the six months ended June 30, 2020 the Company had net cash used in operating activities of $277,305 and the Company generated nominal revenues. These matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issue date of this report. The ability of the Company to continue as a going concern is dependent upon initiating sales and obtaining additional capital and financing. While the Company believes in the viability of its strategy to initiate sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Revenue

We generated revenues of $6,633 during the six months ended June 30, 2020 and no revenues for the six months ended June 30, 2019.

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Operating Expenses

During the six months ended June 30, 2020 and 2019, we incurred operating expenses of $302,783 and $33,945, respectively, an increase of $268,838. Operating expenses primarily comprised of professional fees such as accounting and audit fees, legal fees, and consulting fees, compensation and related benefits, advertising and promotion fees, general and administrative expenses, office supplies, software license fees, and settlement expenses.

Other income (expenses)

During the six months ended June 30, 2020, we recorded a derivative gain of $19,262,579 and incurred interest expense of $222,465 related to convertible notes payable and a note payable – related party. During the six months ended June 30, 2019, we incurred interest expense of $1,023 related to convertible notes payable and a note payable – related party. We did not record derivative liabilities during the 2019 period.

Net loss

As a result of the foregoing, for the six months ended June 30, 2020 and 2019 we recorded a net loss of $210,343 and $34,968, respectively. The loss is mainly comprised of accounting and audit fees, legal fees, and the remaining attributable to bank charges, general and administrative, office supplies and software license fees. Currently operating costs exceed revenue because we had nominal sales during this period. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

We had cash on hand of $4,986 on June 30, 2020 and $1,135 on December 31, 2019. We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations we will need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through borrowings and the sale of common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Cash Flows

Operating Activities

For the six months ended June 30, 2020, we used $277,305 of cash in operating activities and for six months ended June 30, 2019, we used $33,577 of cash in operating activities. During the six months ended June 30, 2020, net cash used in operations primarily consisted of funding our loss from operations of $296,150. During the six months ended June 30, 2019, net cash used in operations primarily consisted of our net loss of $34,968 offset by an increase in accounts payable of $1,391.

Financing Activities

For the six months ended June 30, 2020 and 2019, net cash provided by financing activities was $281,156 and $25,400. During the six months ended June 30, 2020, we received proceeds from the issuance of a convertible note of $225,000, from the sale of our Class A common stock of $43,500, and from a PPP loan of $12,656. During the six months ended June 30, 2019, we received proceeds from the issuance of a convertible note of $25,000 and from the sale of our Class A common stock of $400.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

4

Critical Accounting Policies and Estimates

This summary of significant account policies of the Company is presented to assist in understanding our financial statements. The financial statements and the notes are the representation of our management, who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles (“US GAAP”) and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying condensed financial statements include the valuation of stock compensation and other equity transactions, the valuation of our deferred tax assets, the valuation of derivatives.

Borrowings

Borrowings are recognized initially at cost, which is the fair value of the proceeds received, net of transaction costs incurred or beneficial conversion feature values which are recorded as debt discounts. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between fair value of the proceeds (net of transaction costs) and the redemption amount is recognized as interest expense over the period of the borrowings.

Derivatives

We account for conversion options embedded in convertible notes payable in accordance with ASC 815“Derivatives and Hedging”. Further, subtopic ASC 815-15 “Embedded Derivatives” generally requires companies to bifurcate conversion options embedded in the convertible notes from their host instruments and to account for them as free-standing derivative financial instruments if certain criteria are met. Derivative liabilities are recognized in the balance sheet at fair value as “Derivative Liabilities” and based on the criteria specified in FASB ASC 815-40“Derivatives and Hedging – Contracts in Entity’s own Equity”. The estimated fair value of the derivative liabilities is calculated using either the Binomial Lattice, or Monte Carlo simulation models where applicable and such estimates are revalued at each balance sheet date, with changes recorded to other income or expense as “Change in Fair Value – Derivatives” in the statement of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or equity, is evaluated at the instrument origination date and reviewed at the end of each event date (i.e. conversions, payments, etc.) and the measurement period end date for financial reporting, as applicable. A change in the derivative status of an existing instrument is accounted for through a reclassification between liabilities and equity. Upon conversion or repayment of the host instrument the derivative liability is recorded at its then fair market value, and an extinguishment gain is recognized.

Stock-Based Compensation

We record stock-based compensation in accordance with the guidance in ASC Topic 718 which requires us to recognize expenses related to the fair value of its employee stock and stock option awards. The expenses are generally recognized over the requisite service periods.

Item 2.	Other Information

On January 10, 2020, the Company issued a convertible note for $90,000 ($25,000 received as of December 31, 2020), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of December 9, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.

5

On January 29, 2020, the Company issued a convertible note for $85,000 ($85,000 received as of December 31, 2020), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of January 28, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.

On March 6, 2020, the Company issued a convertible note for $50,000 ($50,000 received as of December 31, 2020), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of March 5, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.

Each of these notes was issued without registration under the Securities Act by reason of the exemption from registration afforded by the provisions of Section 4(a)(2) thereof, and Rule 506(b) promulgated thereunder, as a transaction by an issuer not involving any public offering. No selling commissions were paid in connection with the issuances of the notes.

On May 28, 2020, the Company sold 4,400,000 shares of Class A Common Stock. (See Note 4 of the financial statements.)

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Item 3.	Financial Statements

SMART DECISION, INC.

BALANCE SHEETS

(As Restated)

	June 30,	December 31,
	2020	2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	$4,986	$1,135
Prepaid expenses	15,750	–

Total Current Assets	20,736	1,135

TOTAL ASSETS	$20,736	$1,135

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
Convertible notes payable - related party, net of umamortized discount	$291,832	$91,502
Note payable, - related party - officer	1,200	1,200
Accounts payable	22,212	1,724
Accrued expenses	34,981	38,811
Accrued interest payable	31,287	9,001
PPP loan	12,656	–
Derivative liabilities	4,942,038	24,130,082

Total Current Liabilities	5,336,206	24,272,320

Total Liabilities	5,336,206	24,272,320

Commitments and Contingencies (See Note 10)

SHAREHOLDERS' DEFICIT:

Preferred stock; par value $0.0001; 1,000,000,000 shares authorized; Series A Convertible Preferred stock; 50,000 shares designated; 4,500 issued and outstanding at June 30, 2020 and December 31, 2019, respectively	1	1
Common stock; par value $0.0001: 5,000,000,000 shares authorized;
Common stock - Class A; 4,900,000,000 shares designated 75,149,187 and 72,990,000 issued and outstanding at June 30, 2020 and December 31, 2019, respectively	7,515	7,259
Common stock - Class B; 100,000,000 shares designated; 1,900,000 issued and outstanding at June 30, 2020 and December 31, 2019, respectively	190	190
Additional paid-in capital	(64,624,260)	(64,835,755)
Retained earnings	59,301,084	40,557,120

Total Shareholders' Deficit	(5,315,470)	(24,271,185)

Total Liabilities and Shareholders' Deficit	$20,736	$1,135

The accompanying notes are an integral part of these financial statements

7

SMART DECISION, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

(As Restated)

	For the Six Months Ended
	June 30,
	2020	2019

REVENUES	$6,633	$–

OPERATING EXPENSES:
Compensation and related benefits	54,699	–
Advertising and promotion	122,000	–
Professional fees	49,001	28,210
General and administrative expenses	17,332	5,735
Settlement expense	59,751	–

Total Operating Expenses	302,783	33,945

LOSS FROM OPERATIONS	(296,150)	(33,945)

OTHER INCOME (EXPENSES):
Derivative gain	19,262,579	–
Interest expense	(222,465)	(1,023)

Total Other Income (Expenses)	19,040,114	(1,023)

NET INCOME (LOSS)	$18,743,964	$(34,968)

NET INCOME (LOSS) PER COMMON SHARE:
Basic	$0.26	$(0.00)
Diluted	$(0.00)	$(0.00)

WEIGHTED AVERAGE COMMON SHARE OUTSTANDING:
Basic	71,384,324	63,659,726
Diluted	426,118,631	63,659,726

The accompanying notes are an integral part of these financial statements

8

 SMART DECISIONS, INC.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(Unaudited)

(As Restated)

	Preferred Stock		Common Stock - Class A		Common Stock - Class B		Additional	Retained Earnings	Total
	# of Shares	Amount	# of Shares	Amount	# of Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Shareholders' Deficit

Balance, December 31, 2018	–	$–	72,450,000	$7,245	1,900,000	$190	$58,905	$(109,793)	$(43,453)

Common shares issued for cash	–	–	40,000	4	–	–	396	–	400

Class A Common Shares retired	–	–	(1,900,000)	(190)	–	–	190	–	–

Net loss	–	–	–	–	–	–	–	(34,968)	(34,968)

Balance, June 30, 2019	–	$–	70,590,000	$7,059	1,900,000	$190	$59,491	$(144,761)	$(78,021)

	Preferred Stock		Common Stock - Class A		Common Stock - Class B		Additional	Retained Earnings		Total
	# of Shares	Amount	# of Shares	Amount	# of Shares	Amount	Paid-in Capital	(Accumulated Deficit)		Shareholders' Deficit

Balance, December 31, 2019	4,500	$1	72,590,000	$7,259	1,900,000	$190	$(64,835,755)	$40,557,120		$(24,271,185)

Common shares issued for cash	–	–	4,400,000	440	–	–	43,060	–		43,500

Common shares issued for services	–	–	300,000	30	–	–	17,970	–		18,000

Cancellation of shares for settlement	–	–	(2,490,813)	(249)	–	–	–	–		(249)

Common shares issued for conversion of debt, accrued interest and fees	–	–	350,000	35	–	–	–	–		35

Extinguishment loss related to conversion of debt	–	–	–	–	–	–	150,465	–	#	150,465

Net loss	–	–	–	–	–	–	–	18,743,964		18,743,964

Balance, June 30, 2020	4,500	$1	75,149,187	$7,515	1,900,000	$190	$(64,624,260)	$59,301,084		$(5,315,470)

The accompanying notes are an integral part of these financial statements

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SMART DECISION, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

(As Restated)

	For the Six Months Ended
	June 30,
	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$18,743,964	$(34,968)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of debt discount to interest expense	200,365	–
Stock-based professional fees	10,500	–
Derivative gain	(19,262,579)	–
Non-cash gain on debt extinguishment	(249)	–
Change in operating assets and liabilities:
Prepaid expenses	(8,250)	–
Accounts payable	20,488	1,391
Accrued expenses	(3,830)	–
Accrued interest payable	22,286	–

NET CASH USED IN OPERATING ACTIVITIES	(277,305)	(33,577)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of stock	43,500	400
Proceeds from PPP loan	12,656	–
Proceeds from convertible notes payable	225,000	25,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	281,156	25,400

NET INCREASE (DECREASE) IN CASH	3,851	(8,177)

CASH, beginning of period	1,135	8,762

CASH, end of period	$4,986	$585

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
Interest	$–	$–
Income taxes	$–	$–

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued for conversion of debt	$35	$–
Common stock issued for prepaid expenses	$18,000	$–
Increase in debt discount and derivative liability	$225,000	$–

The accompanying notes are an integral part of these financial statements

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SMART DECISION, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Organization

Smart Decision Inc. (the “Company”) was incorporated in the state of Wyoming on September 5, 2017. The Company has researched and developed an algorithm for the consumer and business LED Lighting Market and consumer and business CBD market. With the Company’s Patent Pending CBD “Smart Decision” algorithm, consumers should be able to select the right CBD by answering a handful of consumer-friendly questions. Ultimately, selecting the right product the first time dramatically cuts down on product returns for retailers and creates a positive purchasing experience for the consumer. The Company intends to develop additional algorithms for other consumer categories in the future.

Risks and Uncertainties

The Company has not commenced planned principal operations. The Company’s activities since inception include devoting substantially all of its efforts to business planning development. Additionally, the Company has allocated a substantial portion of time and investment to the completion of its development activities to launch our marketing plan and generate revenues and to raising capital. The Company has generated no material revenues from operations. The Company’s activities during this early stage are subject to significant risks and uncertainties.

Going Concern

The accompanying unaudited condensed financial statements are prepared assuming the Company will continue as a going concern. At June 30, 2020, the Company had a stockholders’ deficit of $5,315,470 and a working capital deficiency of $5,315,470. For the six months ended June 30, 2020 the Company had net cash used in operating activities of $277,305 and the Company generated nominal revenues. These matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issue date of this report. The ability of the Company to continue as a going concern is dependent upon initiating sales and obtaining additional capital and financing. While the Company believes in the viability of its strategy to initiate sales volume and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant account policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and the notes are the representation of the Company’s management, who are responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles (“US GAAP”) and have been consistently applied in the preparation of the condensed financial statements.

Use of Estimates

The preparation of unaudited condensed financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the accompanying financial statements include the valuation of derivatives, valuation of stock compensation and share exchange, and the valuation of our deferred tax assets.

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SMART DECISION, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

(Unaudited)

Fair Value of Financial Instruments

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board’s (the “FASB”) accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Disclosures about the fair value of financial instruments are based on pertinent information available to the Company on June 30, 2020. Accordingly, the estimates presented in these financial statements are not necessarily indicative of the amounts that could be realized on disposition of the financial instruments. FASB ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2—Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3—Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the condensed balance sheets for cash, convertible notes payable, notes payable, accounts payable, accrued expenses and accrued interest payable approximate their fair market value based on the short-term maturity of these instruments.

Assets and liabilities measured at fair value on a recurring basis on June 30, 2020 and December 31, 2019 is as follows:

	At June 30, 2020			At December 31, 2019
Description	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Derivative liabilities	–	–	$4,942,038	–	–	$24,130,082

A roll forward of the level 3 valuation financial instruments is as follows:

	For the Six Months Ended June 30,
	2020	2019
Balance at beginning of period	$24,130,082	$–
Initial valuation of derivative liabilities included in debt discount	225,000	–
Initial valuation of derivative liabilities included in derivative expense	391,667	–
Gain on extinguishment of debt related to repayment/conversion of debt	(150,465)	–
Change in fair value included in derivative expense	(19,654,246)	–
Balance at end of period	$4,942,038	$–

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SMART DECISION, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

(Unaudited)

ASC 825-10 “Financial Instruments”, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less at the purchase date and money market accounts to be cash equivalents. The Company has no cash equivalents as of June 30, 2020 and December 31, 2019.

Income Taxes

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Applicable interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statements of operations.

Business Segments

ASC 280, “Segment Reporting” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. The Company determined it has one operating segment as of June 30, 2020 and 2019.

13

SMART DECISION, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

(Unaudited)

Revenue recognition

The Company follows Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). This standard establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. ASC 606 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also requires certain additional disclosures.

The Company entered into an affiliate agreement with CBDPure. CBDPure shall pay to the Company a commission in the amount of a percentage of product sold to a user that accesses CBDPure’s website through a link on the Company’s website. The affiliate agreement may be terminated by either party at any time. All of the Company’s revenue for the six months ended June 30, 2020 was earned from CBDPure. The Company recognizes revenues when the performance obligation has been satisfied by the Company which is when products are sold through CBDPure’s platform.

Derivatives

The Company accounts for conversion options embedded in convertible notes payable in accordance with ASC 815“Derivatives and Hedging”. Further, subtopic ASC 815-15 “Embedded Derivatives” generally requires companies to bifurcate conversion options embedded in the convertible notes from their host instruments and to account for them as free-standing derivative financial instruments if certain criteria are met. Derivative liabilities are recognized in the balance sheet at fair value as “Derivative Liabilities” and based on the criteria specified in FASB ASC 815-40“Derivatives and Hedging – Contracts in Entity’s own Equity”. The estimated fair value of the derivative liabilities is calculated using either the Binomial Lattice, or Monte Carlo simulation models where applicable and such estimates are revalued at each balance sheet date, with changes recorded to other income or expense as “Change in Fair Value – Derivatives” in the statement of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or equity, is evaluated at the instrument origination date and reviewed at the end of each event date (i.e. conversions, payments, etc.) and the measurement period end date for financial reporting, as applicable. A change in the derivative status of an existing instrument is accounted for through a reclassification between liabilities and equity. Upon conversion or repayment of the host instrument the derivative liability is recorded at its then fair market value, and an extinguishment gain is recognized.

Stock-Based Compensation

The Company records stock-based compensation in accordance with the guidance in ASC Topic 718 which requires the Company to recognize expenses related to the fair value of its employee and non-employee stock and stock option awards. The expenses are generally recognized over the requisite service periods.

Net Income (Loss) per Share

The Company computes net income (loss) per share in accordance with ASC 260-10, “Earnings Per Share.” The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per share gives effect to all dilutive potential common shares outstanding during the period using the “as if converted” basis. For the period ended June 30, 2020 and 2019 there were 268,669,690 and 160,000,000, respectively potential dilutive securities related to convertible notes.

14

SMART DECISION, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

(Unaudited)

Pursuant to ASC 260-10-45, basic income (loss) per common share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of shares of common stock outstanding for the periods presented. Diluted income (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period. Potentially dilutive common shares consist of common stock issuable for stock warrants (using the treasury stock method) and shares issuable for convertible debt (using the as-if converted method). These common stock equivalents may be dilutive in the future.

The following table presents a reconciliation of basic and diluted net income (loss) per share:

	Six Months Ended
	June 30,
	2020	2019
Income (loss) per common share - basic:
Net income (loss)	$18,743,964	$(34,968)
Net income (loss) attributable to common shareholders	$18,743,964	$(34,968)
Weighted average common shares outstanding - basic	71,384,324	63,659,726
Net income (loss) per common share - basic	$0.26	$(0.00)

Income (loss) per common share - diluted:
Net income (loss) allocated to common shareholders - basic	$18,743,964	$(34,968)
Add: interest of convertible debt	22,220	–
Less: derivatives income	(19,262,579)	–
Numerator for income (loss) per common share - diluted	$(496,395)	$(34,968)

Weighted average common shares outstanding - basic	71,384,324	63,659,726
Effect of dilutive securities:
Convertible notes payable	350,969,444	–
Weighted average common shares outstanding - diluted	422,353,768	63,659,726
Net income (loss) per common share - diluted	$(0.00)	$(0.00)

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

15

SMART DECISION, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

(Unaudited)

NOTE 3 – CONVERTIBLE NOTES PAYABLE

On June 30, 2020 and December 31, 2019, convertible notes payable consisted of the following:

	June 30, 2020	December 31, 2019
Principal amount	$480,965	$256,000
Less: unamortized debt discount	(189,133)	(164,498)
Convertible notes payable, net-current	$291,832	$91,502

On December 14, 2017, the Company issued a convertible note Convertible note dated December 14, 2017, for $6,000, interest accruing at 10%, convertible at the lesser of (i) $0.0001 or (ii) fifty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of December 14, 2018. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. On December 13, 2018 the maturity date of the note was extended to December 14, 2020. This note is currently in default.

On March 22, 2018, the Company issued a convertible note for $20,000 ($10,000 received in 2018 and $10,000 received in 2019), interest accruing at 10%, convertible at the lesser of (i) $0.0001 or (ii) fifty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of March 22, 2019. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. On March 21, 2019, the maturity date of the note was extended to March 22, 2020. On February 20, 2020, the Company issued 350,000 shares of its common stock upon conversion of $35 of principal balance. This note is currently in default.

On May 20, 2019, the Company issued a convertible note for $50,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of May 20, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. This note is currently in default.

On August 22, 2019, the Company issued a convertible note for $40,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period (the “Valuation Period”), and maturity date of August 23, 2020. The Valuation Period shall mean twenty (20) Trading Days, commencing on the first Trading Day following delivery and clearing of the Notice Shares in Holder’s brokerage account, as reported by Holder. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. This note is currently in default.

On October 29, 2019, the Company issued a convertible note for $60,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period, and maturity date of October 29, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. This note is currently in default.

16

SMART DECISION, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

(Unaudited)

On November 27, 2019, the Company issued a convertible note for $30,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period, and maturity date of November 27, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. This note is currently in default.

On December 19, 2019, the Company issued a convertible note for $50,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period, and maturity date of December 19, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. This note is currently in default.

On January 9, 2020, the Company issued a convertible note for $90,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period, and maturity date of December 9, 2020. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. The note is currently in default.

On January 28, 2020, the Company issued a convertible note for $85,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period, and maturity date of January 28, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. The note is currently in default.

On March 5, 2020, the Company issued a convertible note for $50,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price during the Valuation Period, and maturity date of March 5, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default. The note is currently in default.

The investor that was issued the above convertible notes has agreed to waive the default financial penalties until February 28, 2021.

In connection with the issuance of these convertible notes, the Company determined that the terms of the notes contain terms that are not fixed monetary amounts at inception. Accordingly, under the provisions of ASC 815-40 - Derivatives and Hedging – Contracts in an Entity’s Own Stock, the embedded conversion options contained in the convertible instruments were bifurcated and accounted for as derivative liability at the date of issuance and shall be adjusted to fair value through earnings at each reporting date. The fair value of the embedded conversion option derivatives was determined using the Binomial valuation model. At the end of each period and on the date that debt is converted into common shares, the Company revalues the embedded conversion option derivative liabilities.

On July 31, 2019, the date the Company’s stock started trading on the OTC exchange the Company reclassified $64,960,045 from equity to derivative liabilities.

17

SMART DECISION, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

(Unaudited)

In connection with the issuance of the 2020 convertible notes, during the six months ended June 30, 2020, on the initial measurement date, the fair values of the embedded conversion option derivative of $616,667 was recorded as derivative liabilities and was allocated as a debt discount up to the net proceeds of the respective convertible note of $225,000, with the remainder of $391,667 charged to current period operations as initial derivative expense. At the end of the period, the Company revalued the embedded conversion option derivative liabilities and recorded a derivative gain of $19,654,246, In connection with the revaluation and the initial derivative expense, the Company recorded an aggregate derivative gain of $19,262,579 during the six months ended June 30, 2020.

During the six months ended June 30, 2020, amortization of debt discount to interest expense amounted to $200,365.

During the six months ended June 30, 2020, the fair value of the derivative liabilities was estimated using the Simple Binomial Lattice Model with the following assumptions:

Dividend rate	0%
Term (in years)	0.5 to 1 year
Volatility	336.1% to 368.2%
Risk-free interest rate	0.18% to 1.54%

NOTE 4 – NOTE PAYABLE – RELATED PARTY

On June 30, 2020 and December 31, 2019, note payable consisted of the following:

	June 30, 2020	December 31, 2019
Principal amount	$1,200	$1,200

On October 17, 2017, the Company issued a note payable to an officer; interest accruing at 8%, maturity November 9, 2018. On November 8, 2018, the maturity date of the note was extended to November 9, 2019 and then to November 9, 2020, and again to November 9, 2021.

NOTE 5 – PPP LOAN PAYABLE

In May 2020, the Company entered into a Paycheck Protection Program Promissory Note (the “PPP Note”) with respect to a loan of $12,656 (the “PPP Loan”). The PPP Loan was obtained pursuant to the Paycheck Protection Program (the “PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES act”) administered by the U.S. Small Business Administration (“SBA”). The PPP Loan matures in May 2022 and bears interest at a rate of 1.00% per annum. The PPP Loan is payable in 18 equal monthly payments commencing in November 2020. The PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties. The Company may apply to have the loan forgiven pursuant to the terms of the PPP if certain criteria are met. For the six months ended June 30, 2020, interest expense related to this Note amounted to $18.

18

SMART DECISION, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

(Unaudited)

NOTE 6 - SHAREHOLDERS’ DEFICIT

On February 16, 2018, the Company amended its articles of incorporation to authorize 5,000,000,000 shares of Common Stock having a par value of $0.0001 and to divide its Common Stock into two classes: Class A and Class B. There are 4,900,000,000 designated shares of Class A and 100,000,000 designated shares of Class B. The shares of each class of Common Stock are identical except that the holders of the Class B Common Stock shall be entitled to elect a majority of the board of directors and the holders of the Class A shall elect the remainder of the directors. Each share of Class B Common Stock shall be convertible at any time into one share of Class A Common Stock at the option of the holder. Both classes of common stock are entitled to one vote per share. The presentation of the authorized and designated shares has been retroactively applied to the balance sheet for the periods presented.

As part of the amendment the Company also added 1,000,000,000 shares of Preferred Stock having a par value of $0.0001 per share. The board of directors is expressly vested with the authority to fix and determine the relative rights and preferences of the shares of each series so established, however, that the rights and preferences of the various series may vary with only respect to the rate of dividend; whether the shares may be called and, if so, the call price and the terms and conditions of call; the amount payable upon the shares in the event of voluntary and involuntary liquidation; sinking fund provisions; the terms and conditions, if any, on which the shares may be converted; voting rights; and whether the shares will be cumulative, noncumulative, or partially cumulative as to dividends and the dates from which any cumulative dividends are to accumulate.

Series A Convertible Preferred Stock

On September 3, 2019, the Company designated 50,000 shares of its 1,000,000,000 preferred shares as Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock shall have a stated value of $0.0001 per share. The holders of the shares of Series A Convertible Preferred Stock shall not be entitled to receive dividends. Each share of Series A Convertible Preferred Stock shall, at the option of the holder thereof, at any time and from time to time, be convertible into One Thousand (1,000) shares of fully paid and non-assessable shares of the Class A Common Stock of the Corporation subject to a 9.99% holder limitation. The conversion right of the holders of Series A Convertible Preferred Stock shall be exercised by the surrender of the certificates representing shares to be converted to the Corporation or its transfer agent for the Series A Convertible Preferred Stock, accompanied by written notice electing conversion. The shares have no liquidation right, however, the shares will automatically convert to Class A common shares upon a liquidation event. The Series A preferred shares have voting rights on an as converted basis.

On August 19, 2019, an investor cancelled 4,500,000 shares of Class A common stock in exchange for 4,500 Series A convertible preferred stock. Both classes of shares were deemed to have the same value so there was no gain or loss on this transfer.

Common Stock

In April 2019 the founders, Adam Green and Eric Gutmann contributed 1,000,000 and 900,000 Class A common shares back to the Company.

During the six months ended June 30, 2019, the Company sold 40,000 Class A common shares for $0.01 per share for proceeds of $400 pursuant to a Regulation A offering which became qualified on February 13, 2019. On February 20, 2020, the Company filed a post qualification amendment which became qualified on March 13, 2020. The Regulation A offering terminated in March 2021.

19

SMART DECISION, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

(Unaudited)

On January 1, 2020, pursuant to a twelve-month consulting agreement dated December 5, 2019, the Company issued 300,000 Class A common shares for a total value of $18,000, or $0.07 per share, based on quoted closing price on the date of grant. In connection with this consulting agreement, the Company recorded stock-based professional fees of $10,500 and prepaid expenses of $7,500 which will be amortized over the remaining agreement term.

On January 6, 2020, pursuant to a settlement agreement, the Company purchased back and retired 2,490,813 of its Class A common stock from an investor. In connection with the purchase and cancellation of these shares, the Company paid cash of $60,000. Accordingly, the Company recorded settlement expense of $59,751.

On February 20, 2020, the Company issued 350,000 Class A common shares for conversions of convertible notes payable in the amount of $35.

On June 3, 2020, the Company issued 4,400,000 shares of its Class A common stock for cash proceeds of $44,000.

2020 Stock Incentive Plan

On January 17, 2020, our Board of Directors adopted the 2020 Stock Incentive Plan (the “2020 Plan”). The purposes of the 2020 Plan are (a) to enhance our ability to attract and retain the services of qualified employees, officers, directors, consultants, and other service providers upon whose judgment, initiative and efforts the successful conduct and development of our business largely depends, and (b) to provide additional incentives to such persons or entities to devote their utmost effort and skill to the advancement and betterment of our company, by providing them an opportunity to participate in the ownership of our Company and thereby have an interest in the success and increased value of our Company.

The number of shares of Common Stock that may be issued under this Plan shall be 5,000,000 shares of Common Stock. The total number of shares of Common Stock issuable under this Plan shall not exceed 30% of the then outstanding shares of Common Stock (with convertible preferred or convertible senior common shares counted on an as if converted basis), unless a percentage higher than 30% is approved by at least two-thirds (2/3) of the outstanding securities entitled to vote.

The 2020 Plan is administered by our Board of Directors; however, the Board of Directors may designate administration of the 2020 Plan to a committee consisting of at least two independent directors. Only our employees or of an “Affiliated Company,” as defined in the 2020 Plan, (including members of the Board of Directors if they are our employees or of an Affiliated Company) are eligible to receive incentive stock options under the 2020 Plan. Our employees or of an Affiliated Company, members of the Board of Directors (whether or not employed by us or an Affiliated Company), and “Service Providers,” as defined in the 2020 Plan, are eligible to receive non-qualified options, restricted stock units, and stock appreciation rights under the 2020 Plan. All awards are subject to Section 162(m) of the Internal Revenue Code.

No option awards may be exercisable more than ten years after the date it is granted. In the event of termination of employment for cause, the options terminate on the date of employment is terminated. In the event of termination of employment for disability or death, the optionee or administrator of optionee’s estate or transferee has six months following the date of termination to exercise options received at the time of disability or death. In the event of termination for any other reason other than for cause, disability or death, the optionee has 30 days to exercise his or her options.

The 2020 Plan will continue in effect until all the stock available for grant or issuance has been acquired through exercise of options or grants of shares, or until ten years after its adoption, whichever is earlier. Awards under the 2020 Plan may also be accelerated in the event of certain corporate transactions such as a merger or consolidation or the sale, transfer or other disposition of all or substantially all our assets.

20

SMART DECISION, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

(Unaudited)

NOTE 7 – COMMITMENTS AND CONTINGENCIES

On February 15, 2018, the Company entered into an employment agreement with the Company’s CEO. The term of the agreement is for five years and may be extended in one year increments thereafter. Compensation under the agreement will include a base salary and an annual bonus as determined by the Board of Directors.

On February 16, 2018, the Company entered into an employment agreement with the Company’s treasurer. The term of the agreement is for five years and may be extended in one year increments thereafter. Compensation under the agreement will include a base salary and an annual bonus as determined by the Board of Directors.

On February 22, 2018, the Company entered into an employment agreement with Jonathan Morgan, a director for the Company. The agreement may be terminated at the option of the Company for Cause as defined in the agreement. Compensation under the agreement will include a base compensation as determined by the disinterested Board of Directors.

On February 28, 2018, the Company entered into an employment agreement with Dr. James Edward Dempsey, a director for the Company. The agreement may be terminated at the option of the Company for Cause as defined in the agreement. Compensation under the agreement will include a base compensation as determined by the disinterested Board of Directors.

During the six months ended June 30, 2020, due to delays and hardships caused by the COVID-19 pandemic, pursuant to SEC temporary final rules (Release No. 33-10768; 34-88492; 39-2531; IC-33832, Relief for Form ID Filers and Regulation Crowdfunding and Regulation A Issuers Related to Coronavirus Disease 2019 (COVID-19)) which allowed for a 45-day extension from the original filing deadline of the Annual Report on Form 1-K (April 29, 2020), the Company made a sale of securities pursuant to Regulation A of the Securities Act, as amended, during the extension period and failed to file the Annual Report by the extended deadline. Due to this, the Company may have violated the registration requirements of Section 5 of the Securities Act and may have liability from federal and state regulators.

NOTE 8 – RELATED PARTY TRANSACTIONS

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form. Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

On October 29, 2017 the Company entered into a loan agreement with an officer of the Company for $1,200. The terms of the note are disclosed in Note 4.

On February 6, 2018, LED Technology Group LLC, an affiliate, assigned its patent for a lighting apparatus with light-emitting diode chips and remote phosphor layer to the Company. On February 2, 2018 the CEO and Treasurer of the Company assigned their patent pending for a method for an LED product filtering engine to the Company. There was no consideration paid or due for those assignments.

The lender underlying the convertible notes (see Note 3) is considered a related party at June 30, 2020 and December 31, 2019 since they control in excess of 10% (approximately 14.5%) of the votes between their holdings of common stock - Class A and Series A preferred stock.

21

SMART DECISION, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

(Unaudited)

NOTE 9 – CONCENTRATIONS

During the six months ended June 30, 2020, the Company derived 100% of its revenues from one customer. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by this customer or the future demand for the products and services of other similar customers. A loss of this client or the failure to retain similar customers could negatively affect our revenues and results of operations and/or trading price of our common stock. For the six months ended June 30, 2020, revenues to this customer amounted to $6,633.

The Company has received debt funding from one lender. On June 30, 2020 and December 31, 2019, principal amounts due to this lender was $480,965 and $256,000, respectively before deduction for debt discounts.

NOTE 10 – RESTATEMENT

In connection with the review of the Company’s unaudited condensed financial statements for the period ended June 30, 2020, management determined that it had incorrectly accounted for its derivative liabilities, and did not properly account for other transactions such as the amortization of debt discounts, the recording of shares issued for services, and other miscellaneous adjustments. Accordingly, the Company restated its unaudited condensed financial statements to include such adjustments, which is included in this Amendment No. 1 to the Company’s Report on Form 1-SA for the period ended June 30, 2020.

22

SMART DECISION, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

(Unaudited)

Accordingly, the Company’s unaudited condensed balance sheet at June 30, 2020 and the condensed statements of operations, statement of shareholders’ deficit and statement of cash flows for the six months ended June 30, 2020 have been restated herein. The effect of correcting this error in the Company’s condensed financial statements on June 30, 2020 and for the six months ended June 30, 2020 are shown in the table as follows:

Condensed Balance Sheet Data (Unaudited):

	June 30, 2020
	As Previously Reported	Adjustments		Restated
Assets:
Cash	$5,496	$(510)	(a)	$4,986
Prepaid expenses	–	15,750	(b)	15,750
Total Assets	$5,496	$15,240		$20,736
Liabilities:
Convertible notes payable	$251,502	$40,330	(c)(d)	$291,832
Accounts payable	1,724	20,488	(a)	22,212
Accrued expenses	37,360	(2,379)	(a)	34,981
Accrued interest payable	9,001	22,286	(e)	31,287
Derivative liabilities	24,130,082	(19,188,044)	(c)(f)	4,942,038
Total Liabilities	24,443,525	(19,107,319)		5,336,206
Stockholders’ equity:
Common stock – Class A	7,699	(184)	(b)(g)	7,515
Additional paid-in capital	(64,792,695)	168,435	(b)(g)(i)	(64,624,260)
Retained earnings	40,346,776	18,954,308		59,301,084
Total stockholders’ deficit	(24,438,029)	19,122,559		(24,271,185)
Total Liabilities and Stockholders’ Deficit	$5,496	$15,240		$20,736

23

SMART DECISION, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

(Unaudited)

Condensed of Operations (Unaudited):

	For the Six Months Ended June 30, 2020
	As Previously Reported	Adjustments		Restated
Total revenues	$3,927	$2,706	(a)	$6,633
Total operating expenses	214,270	(88,513)	(a)(b)(h)	302,783
Loss from operations	(210,343)	(85,807)		(296,150)
Other income (expenses)
Derivative gain	–	19,262,579	(c)(f)	19,262,579
Interest expense	–	(222,465)	(d)(e)	(222,465)
Total other income (expenses)	–	19,040,114		19,040,114
Net income (loss)	$(210,343)	$18,954,308		$18,743,964
Net income (loss) per common share - basic	$(0.00)	$0.26		$0.26
Net income (loss) per common share - diluted	$(0.00)	$(0.00)		$(0.00)

(a)	to reflect accounting activity such as cash payments, entering of vendor bills and other miscellaneous accounting adjustments.
(b)	To reflect issuance of 300,000 Class A common shares issued for services and future services.
(c)	To reflect debt discount related to issuance of new convertible notes.
(d)	To reflect amortization of debt discount to interest expense.
(e)	To accrue interest payable on outstanding debt.
(f)	To reflect mark to market of derivative liabilities and reduction of derivative liabilities upon conversion.
(g)	To reflect issuance of 350,000 Class A shares upon conversion of debt
(h)	To reflect cancellation of 2,490,813 Class A shares for settlement.
(i)	To reflect loss related to conversion of debt.

Condensed Statement of Cash Flows (Unaudited):

	As Previously Reported	Adjustments	As Previously Reported
NET CASH USED IN OPERATING ACTIVITIES	$(211,794)	$(65,511)	$(277,305)
NET CASH PROVIDED BY FINANCING ACTIVITIES	216,156	65,000	281,156
NET INCREASE IN CASH	4,362	(511)	3,851
CASH, beginning of period	1,135	–	1,135
CASH, end of period	$5,497	$(511)	$4,986

24

SMART DECISION, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020 AND 2019

(Unaudited)

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date through March 3, 2021 the date these financial statements were available to be issued.

On July 2, 2020, the Company issued a convertible note for $30,000, interest accruing at 10%, convertible at sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of July 2, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.

On August 4, 2020, the Company issued a convertible note for $25,000 ($17,500 received as of December 31, 2020), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of August 4, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.

On December 31, 2020, the Company issued a convertible note for $11,000 ($11,000 received as of January, 2021), interest accruing at 10%, convertible at Sixty percent of the lowest trading price in the twenty days prior to the day of conversion, and maturity date of August 4, 2021. Conversion at any date is limited to (i) the number of shares of common stock beneficially held by holder and its affiliates and (ii) 9.99% of outstanding shares of common stock of the company and the note is subject to customary default provisions and liquidated damages of $500 per day per default.

On March 16, 2021, the Company issued a promissory note to an officer of the Company for $9,100.

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Item 4.	Exhibits

Index to Exhibits

Exhibit
Number	Exhibit Description

2.1(1)	Amended and Restated Articles of Incorporation
2.2(6)	Articles of Amendment
2.3(7)	Bylaws
3.1(1)	Specimen Stock Certificate
3.2(4)	Form of Lock-up and Resale Restriction Agreement
3.3(5)	Amendment No. 1 to Lock-up and Resale Restriction Agreement dated effective February 28, 2019 between the Company and GPL Ventures, LLC
3.4(6)	Amendment No. 1 to Lock-up and Resale Restriction Agreement dated effective February 28, 2019 between the Company and Tri-Bridge Ventures, LLC
4.1(3)	Form of Subscription Agreement
6.1(1)	Employment Agreement of Adam Green
6.2(1)	Employment Agreement of Eric Gutmann
6.3(2)	GPL Convertible Promissory Note dated December 14, 2017
6.4(2)	GPL Convertible Promissory Note dated March 22, 2018
6.5(5)	GPL Convertible Promissory Note dated May 20, 2019
6.6(6)	GPL Convertible Promissory Note dated August 22, 2019
6.7 (8)	GPL Convertible Promissory Note dated October 29, 2019
6.8(6)	GPL Convertible Promissory Note dated November 27, 2019
6.9 (8)	GPL Convertible Promissory Note dated December 19, 2019
6.10(6)	GPL Convertible Promissory Note dated January 9, 2020
6.11 (8)	GPL Convertible Promissory Note dated January 28, 2020
6.12 (8)	GPL Convertible Promissory Note dated March 5, 2020
6.13(2)	Gutmann Promissory Note dated October 29, 2017
6.14(4)	Note Extension Agreement dated November 8, 2018
6.15(4)	Note Extension Agreement dated December 13, 2018
6.16(4)	Note Extension Agreement dated March 21, 2019
6.17(6)	Note Extension Agreement dated effective December 14, 2019
6.18 (8)	Note Extension Agreement dated January 14, 2020
6.19(6)	Consulting Agreement dated October 29, 2019 with Beacon Capital, LLC
6.20(6)	2020 Stock Incentive Plan
16.1(1)	Patent
16.2(1)	Patent Application
16.3(6)	Patent Application No. 62/876, 106

__________________

(1)	Previously filed with the Company’s Form 1-A filed with the SEC on March 23, 2018.
(2)	Previously filed with the Company’s Form 1-A Amendment filed with the SEC on July 12, 2018.
(3)	Previously filed with the Company’s Form 1-A Amendment filed with the SEC on July 31, 2018.
(4)	Previously filed with the Company’s Form 1-K filed with the SEC on April 30, 2019.
(5)	Previously filed with the Company’s Form 1-SA filed with the SEC on September 10, 2019.
(6)	Previously filed with the Company’s Form 1-A Post-Qualification Amendment filed with the SEC on February 20, 2020.
(7)	Previously filed with the Company’s Form 1-K Post-Qualification Amendment filed with the SEC on March 6, 2020.
(8)	Previously filed with the Company’s Form 1-SA filed with the SEC on March 18, 2021.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Decision, Inc.

Date:	June 21, 2021	By:	/s/ Adam Green
Adam Green, Chief Executive Officer (Principal Executive Officer).

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Adam Green	Chief Executive Officer	June 21, 2021
Adam Green	(Principal Executive Officer)

/s/ Eric Gutmann	Chief Financial Officer	June 21, 2021
Eric Gutmann	(Principal Financial Officer and Principal Accounting Officer)

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